VF 4-7-05

AM 4-5-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT


05041429

FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2005

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CH 4/6

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to ITG Inc. and Subsidiary for the year ended December 31, 2004 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Senior Vice President and Controller

Title



Notary Public

Richmond County State of NY

Reg # 01H04986274

Exp. on 9/9/05



KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiary (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

March 21, 2005 KPMG LLP

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2004

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	149,194
Cash restricted or segregated under federal and other regulations		2,928
Securities owned, at fair value		28,455
Receivables from brokers, dealers and other, net		25,099
Due from Parent and affiliates		134,431
Investments in limited partnerships		20,311
Deferred taxes		7,685
Other assets		4,749
Total assets	$	372,852

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	51,463
Payables to brokers, dealers and other		2,773
Software royalties payable		2,734
Securities sold, not yet purchased, at fair value		15
Due to affiliates		17,679
Income taxes payable		6,086
Total liabilities		80,750
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		120,813
Retained earnings		171,289
Total stockholder's equity		292,102
Total liabilities and stockholder's equity	$	372,852

See accompanying notes to Consolidated Statement of Financial Condition.

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

(Dollars in thousands, unless otherwise stated)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiary (the "Company") include the accounts of ITG Inc. ("ITG"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), and its wholly-owned subsidiary, ITG Capital Inc. ("ITG Capital"). The Company is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All material intercompany balances and transactions have been eliminated in consolidation. The Consolidated Statement of Financial Condition reflects all adjustments, which are in the opinion of management, necessary for the fair presentation of results.

The Company is engaged in a single line of business as a securities broker providing equity trading and quantitative research services to institutional investors, brokers, money managers and alternative investment funds in the U.S. As a full service trade execution firm, the Company uses technology to increase the effectiveness and lower the cost of trading. The Company offers the following products and services to its clients: POSIT: an electronic stock crossing system; Channel ITG: an integrated link to the trade blotter of popular trade order management systems; TriAct: a continuous intra-day trading vehicle; Electronic Trading Desk: an agency trading desk offering clients the ability to efficiently access multiple sources of liquidity; Triton: a Windows-based decision-support, trade management and order routing system; Radical: a Windows-based trading platform targeted for the active trading community; QuantEX: a Unix-based decision support, trade management and order routing system; ITG Platform: a Windows-based order routing and trade management system; ITG WebAccess: a browser-based order routing tool; SmartServers: which implement automated server-based trading strategies; TCA: a tool for systematically estimating and measuring transaction costs; ITG Logic: an interactive pre-trade suite of products, offered through an integrated platform; ITG/Opt: a computer-based equity portfolio selection system; ITG Fair Value Model: a research tool to assist mutual funds in making fair value calculations of fund net asset value; provision of independent third party research and ITG Analytical Products and Research products and services, and; directed brokerage and commission recapture arrangements.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and securities sold, not yet purchased, investments in limited partnerships and certain receivables, are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and other, net consist primarily of commissions receivable and amounts receivable for securities transactions that have not yet reached their contractual settlement date and receivables from customers arising from the Company's prepayment of soft dollar research, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables. Transactions in securities are recorded on a trade-date basis. The Company clears all securities transactions through its clearing broker, Jefferies & Company, Inc., on a fully disclosed basis.

Securities owned, at fair value at December 31, 2004 consists of highly liquid, variable rate state and municipal government obligations, mutual fund investments, and common stock and warrants. Securities sold, not yet purchased, at fair value consists of common stock.

Included in securities owned are certain securities that are not readily marketable because there is no market based upon quoted market prices from third parties, or they cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2004, the Company held warrants at an estimated fair value of $20 as determined by management. In addition, the Company held 168,529 shares of Archipelago Holdings Inc. ("Archipelago"), which held its initial public offering ("IPO") in August 2004. Prior to its IPO, these shares were held with a fair value of zero as determined by management since a market price had not been observable or measurable. Since the Archipelago shares are now publicly traded, a quoted market price is available; however, the Company is prohibited from selling the shares for six months following the IPO. Following the specialized accounting practices available for broker-dealers, situations such as sales restrictions should be considered in arriving at the appropriate market value of a financial instrument that is not readily realizable. Management has determined that a lower value (than the quoted market price) is appropriate for the shares in order to properly reflect their fair value until this sales restriction is eliminated in February 2005. Marketable securities owned are valued using market quotes from third parties.

(Dollars in thousands, unless otherwise stated)

Investments in limited partnerships consist of investments in hedge funds investing primarily in marketable securities. These investments in limited partnerships do not have readily available price quotations. They are accounted for under the equity method, which approximates fair value, or at the fair value as estimated by management of the Company. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value. However, because of the assumptions inherent in estimating fair value, actual fair value could differ from the estimated fair values as determined by management.

Stock-Based Compensation

As of December 31, 2002, the Parent had accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*. Effective January 1, 2003, the Parent began to account for stock-based compensation in accordance with the fair-value method prescribed by SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, using the prospective adoption method.

Soft Dollar Programs

Pursuant to the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934, the Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts so allocated for those purposes are commonly referred to as soft dollar arrangements. As of December 31, 2004, prepaid soft dollar research, net and accrued soft dollar research payables amounted to $5,986 and $14,339 and are included in receivables from brokers, dealers and other, net and accounts payable and accrued expenses in the Consolidated Statement of Financial Condition, respectively.

Premises and Equipment

The Parent records all fixed assets, leasehold improvements and related accumulated depreciation and amortization of ITG on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. The Parent also contributes capital to the Company as a result of tax benefits derived from the exercise of the Parent's stock options by the Company's employees. These tax benefits have been reflected as capital contributions from Parent in the Consolidated Statement of Financial Condition.

(Dollars in thousands, unless otherwise stated)

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(3) Cash Restricted or Segregated Under Federal and Other Regulations

Cash restricted or segregated under federal and other regulations represents a segregated account maintained by the Company's clearing broker for the benefit of customers under certain directed brokerage arrangements.

(4) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of securities owned and securities sold, not yet purchased, at fair value as of December 31, 2004.

	Securities Owned	Securities Sold, Not Yet Purchased
State and municipal government obligations	$ 19,700	$ -
Mutual fund investments	5,329	-
Corporate stock and warrants	3,426	15
Total	$ 28,455	$ 15

(5) Receivables from and Payables to Brokers, Dealers and Other

The following is a summary of receivables from and payables to brokers, dealers and other, net as of December 31, 2004:

	Receivables from	Payables to
Clearing broker	$ 11,173	$ -
Customers	8,396	2,773
Prepaid soft dollar research	7,634	-
Allowance for doubtful accounts	(2,104)	-
Total	$ 25,099	$ 2,773

(Dollars in thousands, unless otherwise stated)

(6) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2004 consisted of the following:

Accrued soft dollar research payables	$	14,339
Accrued compensation and benefits		11,641
Deferred compensation		5,345
Other accrued expense		20,138
Total	$	51,463

(7) Income Taxes

For the year ended December 31, 2004, the Company's operations were included in the consolidated federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $7,685 as of December 31, 2004. Temporary differences that give rise to a significant portion of deferred tax assets and liabilities are as follows:

Deferred compensation	$	5,262
Depreciation and amortization		1,656
Provision for doubtful accounts		831
Investment in limited partnerships impairment		610
Unrealized gains on securities owned		(1,396)
Other		722
Total	$	7,685

Management believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

(8) Employee Benefit and Stock Plans

At December 31, 2004, the Parent had a non-compensatory stock option plan for employees of the Company. Under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan"), options to purchase 8,948,056 shares of the Parent's common stock are reserved for issuance. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Stock options that have been granted under the 1994 Plan are exercisable on dates through January 2011. The 1994 Plan will remain in effect until March 31, 2007, unless sooner terminated by the Board of Directors of the Parent. After this date, no further stock options shall be granted, but previously granted stock options shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 1994 Plan.

(Dollars in thousands, unless otherwise stated)

During the year ended December 31, 2004, the Parent granted 760,750 shares of performance-based stock options to select employees of the Company that cliff-vest after three years in whole or in part, only if consolidated cumulative pre-tax profits of the Parent reaches certain levels. The performance based options cliff-vest at the end of the three-year performance period and could result in no options actually being granted as a result of not meeting the three-year performance metric.

Under the 1994 Plan, the Parent is permitted to grant restricted share awards. In 2004, certain employees of the Company were granted 80,908 restricted shares that vest in whole contingent upon employment on the third anniversary of this grant.

Effective January 1, 1999, all employees of the Company employed as of that date were immediately eligible to participate in the Parent's Retirement Savings and Money Purchase Pension plans (the "Plans"). These Plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $205 for the year ended December 31, 2004. The Plans' features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the Plans, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the Plans, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan. Under the SUA Program, and as amended June 30, 2003, all employees earning total compensation per annum of $200 and greater are mandated to participate. The amended SUA Program defers receipt (and thus taxation on) a graduated portion of the participants' compensation for units representing the Parent's common stock equal in value to 130% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted as to settlement, half of which are to be distributed on the third anniversary of the deferral and the remaining half on the sixth anniversary of the deferral. The match representing the 30% excess over the amount actually deferred by the participants is contingent only upon employment with the Company and cliff-vests 50% on the third anniversary of the match and the remaining 50% on the sixth anniversary of the match.

During the year ended December 31, 2004, 309,600 units were granted to the Company's employees in the SUA Program, and 84,924 shares of the Parent's common stock were issued in connection with the SUA Program.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's Common Stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(9) Related Party Transactions

The Company has entered into a services agreement with its affiliate, Investment Technology Group Limited ("ITGLTD"), under which the Company and ITGLTD provide introductory brokerage and related services to each other.

(Dollars in thousands, unless otherwise stated)

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a services agreement.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and ITG Software Solutions Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company paid ITGSSI license fees for the use of its technology.

The Company has entered into a cost sharing arrangement with its affiliates, ITG Australia Holdings Pty. Ltd. and Investment Technology Group International Ltd. ("ITG International"), under which the cost to develop certain technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliates. The lease commitments related to the Company expire at various dates through 2013 and amount to $37,526.

The Company has entered into agreements in which it has loaned its affiliates ITG International and ITG Global Trading Incorporated ("ITGGT"), $400 and $4,000, respectively. The ITG International loan bears interest at the applicable federal rate ("AFR") at the time the loan was extended and which matures on June 27, 2007. The ITGGT loan bears interest at LIBOR plus 0.75%, and has no stated maturity date. In addition, the Company made a loan to its affiliate, ITGLTD, during the year. This loan accrued interest at the AFR at the time the loan was made, and the loan principal was fully paid back during the year.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates. This activity is reflected in due from Parent and affiliates in the accompanying Consolidated Statement of Financial Condition. At December 31, 2004 the amount due from Parent was $129,359.

The Company entered into a services agreement with ITGLTD, in which ITGLTD provides services to the Company in connection with a disaster recovery services contract.

The Company entered into a services agreement with ITG Execution Services, Inc. ("ITGXSV"), in which ITGXSV provides services to the Company in connection with floor brokerage executions.

(10) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned, at fair value and receivables from brokers, dealers and other. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(Dollars in thousands, unless otherwise stated)

(11) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2004, the Company had net capital of approximately $102,696, which was approximately $102,446 in excess of required net capital of $250.

(12) Subsequent Event

On February 1, 2005, the Company paid $90,000 to Morgan Stanley Capital International, Inc. ("MSCI"), to acquire MSCI's interest in POSIT, a Joint Venture (the "POSIT JV") from BARRA POSIT Inc., a subsidiary of MSCI. Upon completion of the transaction, the Company now owns 50% of the POSIT JV, while another affiliate, ITGSSI, will continue to own the remaining 50% interest.

As a result of this acquisition, the Company's net capital position decreased by $90,000. On February 1, 2005, the Company estimates that its excess net capital approximates $25,238.